UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (            )        No          Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (            )        No  (            )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

The registrant files with the Korea Securities Exchange the notice dated April 25, 2008. Attached is English language version of the notice.

The following table sets forth the summary of the cancellation of Stock Option.

1.Number of Grantees Cancelled	Officers and employee of Company	14 employees
	Officers and employee of affiliated Company	—

2.Number of Shares Cancelled	Common Shares	770,272
	Preferred Shares	—

3.Total Stock Option Granted after this Cancellation	Common Shares	3,355,640
	Preferred Shares	—

4.Reasos for Cancellation		Voluntary resignation and others

5. Date of Board of directors’ resolution (Decision date)		April 25, 2008

- Attendance of outside directors	Present (No)	4
	Absent (No)	—

-Attendance of auditors (members of Audit Committee)		Present

6. Other references concerning investment decisions

- Details of Cancellation of Stock Option granted as of April 25, 2008 are as follow:

Stock Option Plan	Granted Date	Exercise Price	Number of Shares Cancelled
2nd Stock Option	March 24, 2001	1,379 Won	367,866
3rd Stock Option	June 24, 2002	1,261 Won	153,208
4th Stock Option	March 21, 2003	988 Won	184,764
5th Stock Option	July 16, 2003	1,368 Won	64,434
Total	—	—	770,272

[Details of Cancellation by Grantees]

Grantees	Relationship	Number of Shares Cancelled		Remarks
		Common shares	Preferred shares
Kwon, Soon Do	Officer	129,079	—	2nd Stock Option
Beom, Hee Rak	“	64,538	—	2nd Stock Option
Joung, Gi Hoon	“	44,755	—	2nd & 3rd Stock Option
Yang, Gun Hong	“	25,815	—	2nd Stock Option
Park, Young Seong	“	25,815	—	2nd Stock Option
Kim, Yo Hwan	Employee	64,117	—	2nd & 3rd Stock Option
Kim, Heung Bok	“	6,453	—	2nd Stock Option

Laurent Robert	Ex-officer	125,705	—	2nd & 3rd & 4th Stock Option
Lee, Young Chul	Ex-employee	87,403	—	2nd & 4th Stock Option
Song, Jae Myeong	“	87,403	—	2nd & 4th Stock Option
Kim, Young Joo	“	44,755	—	2nd & 3rd Stock Option
An, Jeong Ook	“	25,774	—	5th Stock Option
Lim, Jun Woo	“	25,774	—	5th Stock Option
Luke	“	12,886	—	5th Stock Option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2008

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and Acting CFO

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